UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

UTStarcom Holdings Corp.

(Name of Issuer)

Ordinary Shares, par value $0.00375 per share

(Title of Class of Securities)

918076100

(CUSIP Number)

Qian Huifang
Director
Tonghao (Cayman) Limited
c/o Tongding Interconnection Information Co., Ltd.
Room 613, Floor 6, Building 1, No.185, Aona Road,
No.8 Xiaoping Road, Zhenze Town, Wujiang,
Suzhou, Jiangsu, People’s Republic of China
86 512 63876788

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 918076100	Page 2 of 8 Pages

1		NAME OF REPORTING PERSON Tonghao (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO
(1)
Percentage calculated based on the 35,893,421 ordinary shares, par value $0.00375 per share (“Ordinary Shares”) outstanding as of March 31, 2018, as reported by UTStarcom Holdings Corp. (the “Issuer”) in Item 6 of its Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 16, 2018.

SCHEDULE 13D
CUSIP No. 918076100	Page 3 of 8 Pages

1		NAME OF REPORTING PERSON Tonghao Information Technology (Shanghai) Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(1)
14		TYPE OF REPORTING PERSON (See Instructions) HC
(1)
Percentage calculated based on the 35,893,421 outstanding Ordinary Shares as of March 31, 2018, as reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on April 16, 2018.

SCHEDULE 13D
CUSIP No. 918076100	Page 4 of 8 Pages

1		NAME OF REPORTING PERSON Tongding Interconnection Information Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO
(1)
Percentage calculated based on the 35,893,421 outstanding Ordinary Shares as of March 31, 2018, as reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on April 16, 2018.

SCHEDULE 13D
CUSIP No. 918076100	Page 5 of 8 Pages

1		NAME OF REPORTING PERSON TongDing Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(1)
14		TYPE OF REPORTING PERSON (See Instructions) IA
(1)
Percentage calculated based on the 35,893,421 outstanding Ordinary Shares as of March 31, 2018, as reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on April 16, 2018.

ITEM 1.	Security and Issuer

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on December 8, 2017, as amended by Amendment No. 1 filed on January 16, 2019 (as amended, the “Original Schedule 13D”) with respect to the Ordinary Shares of the Issuer.  The Reporting Persons have entered into a joint filing agreement (the “Joint Filing Agreement”), dated as of February 4, 2019, a copy of which is attached hereto as Exhibit 99.13.  Capitalized terms used in this Amendment and not otherwise defined have the same meanings ascribed to them in the Original Schedule 13D.  Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D remains unchanged.

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Item 4 of this Amendment is incorporated by reference in its entirety into this Item 3.

ITEM 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On January 31, 2019, Tonghao Cayman entered into a Purchase Agreement (the “Shah Purchase Agreement”) with Shah Opportunity Fund LP (“Shah Opportunity”), Himanshu H. Shah (“Mr. Shah”), Hong Liang Lu (“Mr. Lu”), Lu Charitable Remainder Trust (“Lu Charitable Trust”), Lu Family Trust Hong Liang Lu & Lucy Lu TTEES (“Lu Family Trust”), The Lu Family Limited Partnership (“Lu Family Partnership”), Hong Lu and Lucy Lu JTWRO, and Hong Liang Lu IRA (collectively with Shah Opportunity, Mr. Shah, Mr. Lu, Lu Charitable Trust and Lu Family Trust, Lu Family Partnership, Hong Lu and Lucy Lu JTWROS,  the “Shah Sellers”), pursuant to which the Shah Sellers agreed to sell to Tonghao Cayman, and Tonghao Cayman agreed to purchase from the Shah Sellers, an aggregate of 9,200,000 Ordinary Shares (the “Sale Shares”), at a per share price of $5.35, or an aggregate purchase price of $49,220,000 (the “Purchase Price”), in each case pursuant to the terms and subject to the conditions set forth in the Shah Purchase Agreement.

The closing of the purchase and sale of the Sale Shares pursuant to the Shah Purchase Agreement is subject to customary conditions, including the obtaining of all necessary authorizations, consents, orders and approvals of The Committee on Foreign Investment in the United States (the “CFIUS Approval”) and completing (i) filing with and/or approval by the National Development and Reform Commission of the People’s Republic of China (“PRC”) or its competent local counterparts, (ii) filing with and/or approval by the Ministry of Commerce of the PRC or its competent local counterparts and (iii) registration with a commercial bank supervised by the State Administration of Foreign Exchange of the PRC or its competent local counterparts, in each case with respect to the payment of the Purchase Price and the purchase and sale of the Sale Shares (collectively, “PRC Outbound Investment Approvals”). Assuming the transactions contemplated by the Shah Purchase Agreement are consummated in accordance with the terms and conditions thereof, the New Tonghao Group will become the beneficial owner of an additional 9,200,000 Ordinary Shares.

The information disclosed in this Item 4 is not purported to be complete and is qualified in its entirety by reference to the Shah Purchase Agreement, which is attached hereto as Exhibit 99.12 and is incorporated herein by reference in its entirety.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by replacing the final paragraph thereof with the following:

Following entry into the Shah Purchase Agreement, the New Tonghao Group members entered in a Joint Filing Agreement on February 4, 2019, pursuant to which they have agreed to file this Amendment jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.  A copy of such Joint Filing Agreement is attached hereto as Exhibit 99.13.  Information with respect to each of the New Tonghao Group members is given solely by such New Tonghao Group member, and no New Tonghao Group member assumes responsibility for the accuracy or completeness of the information concerning the other New Tonghao Group members except as otherwise provided in Rule 13d-1(k).

The foregoing descriptions of certain material terms of each agreement above are not complete and are qualified in their entirety by reference to the agreements listed in Item 7 and are incorporated by reference in this Item 6.

ITEM 7	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
99.12
Share Purchase Agreement, dated as of January 31, 2019, by and among Tonghao (Cayman) Limited, Shah Capital Opportunity Fund LP, Lu Family LTD Partnership, Hong Liang Lu Lucy Lu, Lu charitable Remainder Trust, Lu Family Trust, Hong Liang Lu IRA and Hong Liang Lu*

99.13	Joint Filing Agreement, dated as of February 4, 2019, by and among the New Tonghao Group Member, as required by Rule 13d-1 (k)(1) under the Securities Exchange Act of 1934, as amended*

*Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2019

TONGHAO (CAYMAN) LIMITED

By:	/s/ Qian Huifang
Name: Qian Huifang
Title: Director

TONGHAO INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD.

By:	/s/ Qian Huifang
Name: Qian Huifang
Title: Director

TONGHAO GROUP CO., LTD.

By:	/s/ Shen Xiaoping
Name: Shen Xiaoping
Title: Legal Representative

TONGDING INTERCONNECTION INFORMATION CO., LTD.

By:	/s/ Yan Yongqing
Name: Yan Yongqing
Title: Chairman & CEO